UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                  Washington, DC 20549


                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934

                                   (Amendment No. 8)


                                  Poore Brothers, Inc.
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                                    (Name of Issuer)

                                      Common Stock
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                             (Title of Class of Securities)

                                       732813100
                               --------------------------
                                     (CUSIP Number)





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                                         13G
CUSIP No.  732813100
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1.      NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.


        Renaissance US Growth and Income Trust PLC                        None
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)    [ ]
        (b)    [ ]
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3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        England
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
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5.      SOLE VOTING POWER
        1,035,125 shares
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6.      SHARED VOTING POWER
        None
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7.      SOLE DISPOSITIVE POWER
        1,035,125 shares
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8.      SHARED DISPOSITIVE POWER
        None
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,035,125 shares
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        Not applicable
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        6.88%
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12.     TYPE OF REPORTING PERSON
        IV
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ITEM 1.
        (a) Name of Issuer.
            Poore Brothers, Inc.                                    ("Company")

        (b) Address of Issuer's principal Executive Offices
            3500 South La Cometa
            Goodyear, AZ   85338

ITEM 2.

        (a) Name of Person Filing
            Renaissance US Growth and Income Trust PLC                ("Filer")

        (b) Address of principal Business Office or, if none, Residence c/o Renaissance Capital Group, Inc., Investment Manager 8080 North Central Expwy., Suite 210, LB 59
            Dallas, TX 75206-1857

        (c) Citizenship
            England

        (d) Title of Class of Securities
            Common Stock

        (e) CUSIP Number
            None

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) ______    Broker or Dealer registered under Section 15 of the Act

        (b) ______    Bank as defined in section 3(a)(6) of the Act

        (c) ______    Insurance  Company as  defined  in section 3(a)(19) of the
                      Act

        (d) ______    Investment  Company  registered  under  section  8 of  the
                      Investment Company Act

        (e) ______    Investment  Adviser registered  under  section  203 of the
                      Investment Advisers Act of 1940

        (f) ______    Employee  Benefit  Plan,  Pension  Fund  which  is subject to  the  provisions  of  the  Employee  Retirement  Income
                      Security  Act  of  1974 or  Endowment  Fund;  see  section
                      240.13d-1(b)(1)(ii)(F)

        (g) ______    Parent   Holding  Company,  in  accordance  with   section
                      240.13d-1(b)(ii)(G)(Note: See Item 7)



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        (h) ______    Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4. Ownership.

     (a)  Amount  Beneficially Owned:

          As of March 1, 2002, the Filer owned 990,125 shares of the Company's common stock. On March 14, 2002, the Filer purchased 45,000 shares of the Company's common stock on the open market at a cost of $2.4768 per share. Thus, the Filer owns 990,125 shares of the Company's common stock. The Investment Manager for Renaissance US Growth and Income Trust PLC is Renaissance Capital Group, Inc., which is also Investment Advisor for Renaissance Capital Growth & Income Fund III, Inc., and BFS US Special Opportunities Trust PLC, both of which also own securities of Poore Brothers, Inc.

        (b)     Percent of Class   6.88%

        (c)     Number of shares as to which such person has:

           (i)          sole power to vote or to direct the vote:
                        1,035,125 shares
           (ii)         shared power to vote or to direct the vote:
                        None
           (iii)        sole power to dispose or to direct the disposition of:
                        1,035,125 shares
           (iv)         shared power to dispose or to direct the disposition of:
                        None

ITEM 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

        Not applicable.

ITEM 9. Notice of Dissolution of Group.

        Not applicable.

ITEM 10.Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                           SIGNATURE
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:      April 10, 2001                      /S/
                                            Signature
                            Renaissance US Growth and Income Trust PLC by Renaissance Capital Group, Inc., Investment Manager
                          Russell Cleveland, President
                            -------------------------------------------
                                          Name and Title



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